Wilson Sonsini Goodrich & Rosati Professional Corporation 701 Fifth Avenue Suite 5100 Seattle, Washington 98104-7036 o: 206.883.2500 f: 206.883.2699

March 22, 2021

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Daniel Morris
Mara Ransom
Rufus Decker
Amy Geddes

Re:	Paymentus Holdings, Inc.
Draft Registration Statement on Form S-l
Submitted February 12, 2021
CIK No. 0001841156

Ladies and Gentlemen:

On behalf of our client, Paymentus Holdings, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated March 12, 2021, relating to the above-referenced Draft Registration Statement on Form S-1 (the “Registration Statement”). On behalf of the Company, we are concurrently submitting on a confidential basis via EDGAR a revised draft of the Registration Statement (“Amendment No. 1”).

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except for page references appearing in the headings and Staff comments below (which are references to the Registration Statement), all page references herein correspond to the pages of Amendment No. 1.

Prospectus Summary, page 1

1.

Please revise the summary to describe how Accel-KKR and your founder acquired their shares as well as any payments or compensation that any of your principal equity holders, directors or executive officers received or will receive in connection with the offering. Also, please disclose your founder’s current role in the company. In addition, though we note the final bullet of the Risk Factor Summary on page 8, please revise the prospectus summary to more prominently disclose that your certificate of incorporation will not require Accel-KKR or its affiliates, or any of their respective directors, partners, principals, officers, members, managers or employees, including any who serve as your officers, to renounce corporate opportunities. Your revised disclosure should explain the significance to investors of this provision, particularly in light of the voting control to be held by the Class B holders.

In response to the Staff’s comment, the Company has revised the disclosure on pages 7-9 and 49. The Company respectfully advises the Staff that as of the date of this letter, the Company anticipates that none of the Company’s principal equity holders, directors or executive officers will receive any payment or compensation in

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March 22, 2021

connection with the offering other than the repurchase of Series A preferred stock disclosed in Amendment No. 1 in the section titled “Use of Proceeds.”

The Offering, page 10

2.

You indicate that part of the proceeds of this offering will be used to repurchase Series A Preferred Shares. On page F-20, you state that at December 31, 2019 the Series A Preferred Shares had accumulated dividends of $26.9 million. Please tell us, and revise your disclosure here and in Use of Proceeds on page 55, if appropriate, to indicate whether these accumulated dividends will be paid as part of this repurchase. If these dividends will not be declared and paid, please tell us how the repurchase valuation considers the total accumulated dividends.

In response to the Staff’s comment, the Company has revised the disclosure on pages 11 and 56 to clarify that its intended repurchase of the shares of Series A preferred stock will also include the payment in full of the accumulated dividends on those shares. The Company respectfully advises the Staff that it may use one or more sources of funds other than the net proceeds from the offering to repurchase the shares Series A preferred stock and pay in full the accumulated dividends on those shares. Such other sources may include cash on the Company’s balance sheet or proceeds from the Company’s incurrence of debt prior to the completion of the offering. If the intended use of proceeds changes from the disclosure in Amendment No. 1, the Company will revise it and other disclosure accordingly in a subsequent amendment.

Certain of our key performance indicators are subject to inherent challenges, page 22

3.

Your disclosure in this risk factor appears to suggest that you rely on multiple key performance indicators. However, your disclosure elsewhere in the prospectus, including at page 64 under “Key Performance Indicators and Non-GAAP Measures,” indicates that transactions processed is the sole KPI. Please revise to reconcile.

The Company respectfully advises the Staff that it has deleted the risk factor referenced in the Staff’s comment from Amendment No. 1.

We depend upon several third-party service providers, page 22

4.

Please expand your discussion of the material terms of your agreement with Paypal’s Braintree and other material third-party service providers. In this regard, we note your disclosure that the agreements impose significant security, compliance and operational obligations on you. Also, please file these material agreements as exhibits with your next amendment, if required pursuant to Item 601(b)(10) of Regulation S-K.

The Company respectfully advises the Staff that it does not deem the agreements with PayPal’s Braintree or the Company’s other third-party service providers to be material agreements as described in Item 601(b)(10) of Regulation S-K. Accordingly, the Company does not believe that expanded disclosure of the terms of any such agreement, or the filing thereof as an exhibit, is required or would be helpful to an investor or material to an investment decision. In reaching this conclusion, the Company determined that such agreements were entered into in the ordinary course of business as contracts that ordinarily accompany the kind of business conducted by the Company and its subsidiaries. The Braintree agreement and the Company’s agreements with other third-party service providers do not fall within any of the exceptions set forth in Item 601(b)(10)(ii) of Regulation S-K, which would otherwise make them de facto material agreements, including that the Company’s business is not “substantially dependent” on any such agreement. The Company’s business is not substantially dependent on any such agreement, including the Braintree agreement, because the Company could obtain similar services on similar terms from alternative third-party service providers without material impact on the Company’s business. In fact,

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March 22, 2021

while Braintree is currently the Company’s main provider of payment processing services by transaction volume, the Company also relies on other payment processing providers and recently switched to Braintree from another service provider. The Company assures the Staff that it will continue to evaluate each of its agreements with third-party service providers and, if required under Item 601(b)(10) of Regulation S-K, will file such agreement as an exhibit with a subsequent filing with the Commission.

Market, Industry and Other Data, page 54

5.

We note that the prospectus includes market and industry data derived from publications, surveys, and reports, including a report from Aite Group. If any of these publications, surveys, or reports were commissioned by you for use in connection with the registration statement, please file consents of such third parties pursuant to Rule 436 of the Securities Act as exhibits to your registration statement or tell us why you believe you are not required to do so.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that none of the third-party market and industry data disclosed in the prospectus is derived from a source that was commissioned by the Company. Accordingly, there are no consents of such third parties required to be filed as exhibits.

Capitalization, page 57

6.	Please discuss the specific adjustments being made on a pro forma basis to give effect to the filing of your amended and restated certificate of incorporation.

In response to the Staff’s comment, the Company has revised the disclosure on page 58. Further to the Company’s response to the Staff’s second comment recited above, the Company will revise the pro forma adjustments and other capitalization disclosure in a subsequent amendment if needed to reflect the use of another source of funds to repurchase the Series A preferred shares or the incurrence of debt prior to the completion of the offering.

Factors Affecting Our Performance, page 63

7.	Revise to disclose the number of your billers as of December 31, 2019, with a view to understanding your historical acquisition rate.

In response to the Staff’s comment, the Company has revised the disclosure on page 64.

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Key Performance Indicators and Non-GAAP Measures, page 64

8.

Please tell us why you believe the revenue less network fees non-GAAP measure does not substitute individually-tailored recognition and measurement methods for those of GAAP. Refer to Question 100.04 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has disclosed the revenue less network fees non-GAAP measure because that is the metric that management and the board of directors use to evaluate the Company’s operating results by facilitating an enhanced understanding of its operating performance. Network fees include interchange and assessment fees paid by the Company to its merchant processors. Accordingly, the Company respectfully submits that revenue less network fees is indicative of the value of the solutions it provides and gives investors valuable insights into the Company’s business and performance.

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March 22, 2021

Further, the Company respectfully advises the Staff that it does not believe its presentation of revenue less network fees substitutes individually tailored revenue recognition and measurement methods for those of GAAP in a manner that violates Rule 100(b) of Regulation G and the Staff’s guidance in Question 100.04 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations. As an initial matter, the Staff’s guidance in Question 100.04 was provided in the context of a non-GAAP performance measure “that accelerate[s] revenue recognized ratably over time in accordance with GAAP as though it earned revenue when customers are billed.” Here, in contrast, the Company’s adjustment to revenue simply subtracts the amount of network fees incurred in the same period and does not accelerate the recognition of any revenue, change the timing of revenue recognition between reported periods or otherwise result in the inclusion of amounts presented as revenue that are not recognized as revenue under GAAP.

The Staff’s guidance in Question 100.04 further indicates that the substitution of certain “individually tailored revenue recognition and measurement methods for those of GAAP could violate Rule 100(b) of Regulation G.” (Emphasis added.) Rule 100(b) prohibits a registrant from publicly disclosing “a non-GAAP financial measure that, taken together with the information accompanying that measure and any other accompanying discussion of that measure, contains an untrue statement of a material fact or omits to state a material fact necessary in order to make the presentation of the non-GAAP financial measure, in light of the circumstances under which it is presented, not misleading.” In this regard, the Company respectfully notes that Question 100.04 does not state that all disclosures of non-GAAP measures that adjust revenue are ipso facto misleading and the Company therefore concludes that only those that are in fact misleading would violate Rule 100(b) and the Staff’s guidance in Question 100.04.

Here, the Company respectfully advises the Staff that it does not believe its presentation of revenue less network fees is misleading in violation of Rule 100(b). The Company’s revenue is recognized in accordance with GAAP and is then subject to a downward adjustment for network fees that are also calculated in accordance with GAAP. The adjustment to revenue to exclude an item that is calculated in accordance with GAAP does not substitute individually-tailored recognition and measurement methods for those of GAAP in a manner the Company believes is misleading, in light of the circumstances under which the non-GAAP measure is presented, unlike an adjustment that accelerates revenue recognition would. Further, the very title of the Company’s non-GAAP revenue measure—revenue less network fees—explains exactly what the measure represents and the simple subtraction used to produce it, contrary to the titles of non-GAAP revenue measures of other registrants that the Staff has commented on in the past, for example “net revenue” and “adjusted revenue.”

In concluding that its presentation of revenue less network fees is not misleading, the Company has also carefully considered the Staff’s guidance in Question 100.01 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations, which states: “Certain adjustments may violate Rule 100(b) of Regulation G because they cause the presentation of the non-GAAP measure to be misleading. For example, presenting a performance measure that excludes normal, recurring, cash operating expenses necessary to operate a registrant’s business could be misleading.” (Emphasis added.) The Company respectfully notes that the Staff’s guidance in Question 100.01, like its guidance in Question 100.04, suggests that not every instance of presenting a non-GAAP measure that adjusts revenue to exclude necessary cash operating expenses should be deemed misleading in violation of Rule 100(b). Again, the Company respectfully advises the Staff that it does not believe it has presented revenue less network fees in a manner that is misleading in violation of Rule 100(b) in light of the circumstances under which it is presented.

The Company further respectfully advises the Staff that it believes its presentation of revenue less network fees complies with all other applicable requirements of Regulation G, Item 10(e) of Regulation S-K and the Staff’s other guidance on the disclosure of non-GAAP measures. The Company has disclosed GAAP revenue for the same periods with equal or greater prominence, clearly identified revenue less network fees as a non-GAAP measure and provided a reconciliation to the most directly comparable GAAP measure. It has also disclosed the limitations of revenue less network fees, the reasons why the Company believes the presentation provides useful information to

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March 22, 2021

investors and the purposes for which the Company’s management uses the measure, including added disclosure on page 15.

Liquidity and Capital Resources
Historical Cash Flows, page 69

9.

Please revise your discussion of your operating cash flows to describe the underlying reasons for material changes between periods in quantitative and qualitative terms. Refer to Item 303 of Regulation S-K.

In response to the Staff’s comment, the Company has revised the disclosure on page 73.

Business, page 75

10.

We note that the prospectus relies on the use of several terms that may be unfamiliar to investors. Please consider providing a glossary or defining at first usage terms that are not commonly understood by non-industry participants. We note, as examples, the terms such as “single code base architecture,” “single base code with no versioning,” “omnichannel payment,” “CIS and ERP systems,” “modern clustering,” and “load balancing.”

In response to the Staff’s comment, the Company has revised the disclosure on pages 1-2, 5, 79-80, 84, 90 and 94.

11.

Refer to the last full paragraph on page 75. Please explain, where appropriate, whether there is a minimum investment necessary in order for your clients to achieve efficiencies from the use of your platform. In this regard, the extent to which the benefits of your platform are lost or limited for customers that continue to use legacy components is not clear. Revise your risk factors, as applicable.

In response to the Staff’s comment, the Company has revised the disclosure on pages 2, 79 and 86.

12.

Please revise here to clarify how your relationships with your strategic partners and your IPN partners differ. In this regard, please succinctly describe how your referral networks operates as compared to your embedded solutions and explain the benefits to your partners and their customers, including whether the fees you charge to partners as compared to other billers differs. Please file any material agreements with your strategic and IPN partners as exhibits as applicable pursuant to Item 601(b)(10) of Regulation S-K.

In response to the Staff’s comment, the Company has revised the disclosure on pages 3, 6, 81 and 86-87.

In response to the final sentence of the Staff’s comment, the Company respectfully advises the Staff that it does not deem any of its agreements with strategic or IPN partners to be material agreements as described in Item 601(b)(10) of Regulation S-K. In reaching this conclusion, the Company determined that such agreements were entered into in the ordinary course of business as contracts that ordinarily accompany the kind of business conducted by the Company and its subsidiaries. The Company’s contracts with strategic and IPN partners do not fall within any of the exceptions set forth in Item 601(b)(10)(ii) of Regulation S-K, which would otherwise make them de facto material agreements, including that the Company’s business is not “substantially dependent” on any such agreement because none of them provide for or require the sale or purchase of a major part of the Company’s products or services. In addition, the Company does not believe that any such agreement is otherwise required to be filed under Item 601(b)(10) of Regulation S-K. The Company assures the Staff that it will continue to evaluate each of its partnership agreements and, if required under Item 601(b)(10) of Regulation S-K, will file such agreement as an exhibit with a subsequent filing with the Commission.

Securities and Exchange Commission

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Our Company, page 76

13.

We note your disclosure in the paragraph immediately preceding the graphic on page 76 states that you capture increasing amounts of transaction data and leverage your analytics engine to deliver actionable behavioral insights to your billers and partners. Similarly, in the paragraph immediately following the graphic, you state that your rich data set enhances your artificial intelligence and machine learning capabilities. Please expand your discussion here and elsewhere in the prospectus as appropriate, including at page 83 where you discuss your large and proprietary data asset, to clarify how data collection is used to improve your products and marketing efforts. While we note your disclosure in the last full paragraph at page 79 about the ability of AI to predict the answers to frequently asked questions, it is not fully evident how AI and ML are used elsewhere in your business. Please revise to describe in greater detail, providing examples where useful to investors. In addition, please disclose the circumstances under which collected data is shared or sold to third parties.

In response to the Staff’s comment, the Company has revised the disclosure on pages 7 and 88. The Company respectfully advises the Staff that it has not sold collected data to third parties and has no present intent to do so. The Company further advises the Staff that it has not shared individualized data from any transaction other than with the parties to such transaction. If the Company’s data sharing practices change in the future, including if it were to begin selling collected data to third parties, the Company assures the Staff that it will assess the materiality of such changed practices for purposes of future disclosure.

Our Growth Strategies, page 83

14.

Please revise to more fully describe your strategy for expansion into new channels, industry verticals, and international markets. Rather than providing generalized disclosure, please explain what your goals are, how you intend to achieve them, as well as your anticipated costs and timing. Please also revise your risk factors at page 18 and 25, and elsewhere as appropriate, to discuss the specific risks associated with these strategies.

In response to the Staff’s comment, the Company has revised the disclosure on pages 19, 26 and 89.

Stockholders Agreement, page 118

15.	Clarify whether you will know and disclose the terms of the amended and restated stockholders agreement before the completion of this offering.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it expects to know and disclose the terms of the amended and restated stockholders agreement before the completion of this offering and also file a form of the agreement as an exhibit with a subsequent amendment. In response to the Staff’s comment, the Company has revised the disclosure on pages 100, 117 and 123 to clarify that it expects to enter into the amended and restated stockholders agreement immediately prior to the completion of the offering.

Consolidated Financial Statements
Consolidated Statement of Operations, page F-4

16.

Please tell us your GAAP basis for deducting the total accumulated dividends on your Series A Preferred Stock, as opposed to the dividends accumulated for the period, in arriving at your net loss attributable to common stock for the year ended December 31, 2019. Refer to ASC 260-10-45-11.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company incorrectly calculated its 2019 net income per share attributable to common stock by erroneously including

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March 22, 2021

cumulative dividends on the Series A preferred stock instead of only those dividends applicable to 2019. The Company identified this error after the initial confidential submission of the Registration Statement. Although management has concluded that this error was not material to the previously issued financial statements, the Company has made corrections for such error through the revision of the calculation of net income per share attributable to common stock – basic and diluted, as presented in the Consolidated Statements of Operations on page F-4 and the disclosure on pages F-16 to F-17. Management concluded that the item was not material to the previously issued financial statements given the expected retirement of the preferred stock upon closing of the Company’s initial public offering. The Company’s earnings per share as a private company will not be comparable once such preferred stock is retired and additional shares are issued in the Company’s initial public offering. The Company considered the impact of this error on its internal controls and concluded that it relates to the previously identified material weakness disclosed on page 34.

Notes to Consolidated Financial Statements
2. Basis of Presentation and Summary of Significant Accounting Policies
Segment Information, page F-8

17.

Information regarding your Canada and India operating segments can be treated in one of the manners described in ASC 280-10-50-12 thru 50-15, but cannot be combined with your United States reportable segment, unless the aggregation criteria in ASC 280-10-50-11 are met. Please present your United States reportable segment information separately or explain how the aggregation criteria have been met.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the United States segment represents the vast majority of the Company’s consolidated revenue and gross profit, at 98% and 97%, respectively. The additional two operating segments, Canada and India, do not meet the quantitative thresholds for separate reporting, either individually or in the aggregate. None of the operating segments qualified for aggregation.

Revenue, page F-14

18.

We note your disclosure on page 65 that fees are generated as a percentage of transaction value or a specified fee per transaction, with the actual fees dependent on payment type, payment channel or industry vertical. Please tell us what consideration was given to presenting disaggregation of revenue on one or all of these bases. Refer to ASCs 606-10-50-5 and 606-10-55-89 to 55-91.

In response to the Staff’s comment, the Company respectfully advises the Staff that it carefully considered ASC 606-10-50-5 and ASC 606-10-55-89 to 55-91 in determining that it is not required to present disaggregated revenue. The Company further believes that presenting disaggregated revenue would not materially enhance investors’ understanding of the Company’s business.

ASC 606-10-50-5 provides that “[a]n entity shall disaggregate revenue recognized from contracts with customers into categories that depict how the nature, amount, timing, and uncertainty of revenue and cash flows are affected by economic factors.” ASC 606-10-55-89 to 55-91 in turn provides guidance for selecting one or more categories by which to disaggregate revenue. With reference to that guidance, the Company respectfully advises the Staff that it does not disaggregate its revenue when presenting it under any circumstance, including the three scenarios described in ASC 606-10-55-90, other than with respect to disaggregation by geography, which is addressed in the Company’s response to the Staff’s seventeenth comment recited above.

Additionally, in evaluating whether it would be required to present disaggregated revenue, the Company considered how the nature, amount, timing and uncertainty of its revenue and cash flows are affected by economic factors. The Company’s transaction-based revenue is the product of the number of transactions processed multiplied by the fee per transaction. As the Company disclosed on page 66, there are a variety of factors that affect

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March 22, 2021

the amount of the fee per transaction, including the payment type, payment channel and industry vertical. However, as disclosed throughout the prospectus, the Company’s key performance indicator is the number of transactions processed. The Company further advises the Staff that it has revised the disclosure on page 66 to clarify that, irrespective of the factors that affect the amount of the fee per transaction, the transaction fees that the Company receives are generally consistent across payment types, payment channels and industry verticals. Moreover, while the fee per transaction is one component of determining the Company’s revenue, the differences in fees per transaction are not under the Company’s control and are not used by management to evaluate the Company’s performance or to make resource allocation decisions. Moreover, the transaction fees are not routinely presented outside the financial statements nor included in other information used by the Company or users of its financial statements in evaluating the Company’s financial performance.

* * *

Please direct any questions regarding the Company’s responses or Amendment No. 1 to me at (206) 883-2524 or mnordtvedt@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Michael Nordtvedt
Michael Nordtvedt

cc:	Dushyant Sharma, Paymentus Holdings, Inc.
John Morrow, Paymentus Holdings, Inc.
Matt Parson, Paymentus Holdings, Inc.
Tony Jeffries, Wilson Sonsini Goodrich & Rosati, P.C.
Victor Nilsson, Wilson Sonsini Goodrich & Rosati, P.C.
Byron B. Rooney, Davis Polk & Wardwell LLP
Emily Roberts, Davis Polk & Wardwell LLP